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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                 -------------
                                AMENDMENT NO. 1
                                       TO
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 -------------

                                SPX CORPORATION
                                (NAME OF ISSUER)

                                SPX CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)
                                ---------------

                    COMMON STOCK, PAR VALUE $10.00 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  784635 10 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               PATRICK J. O'LEARY
         VICE PRESIDENT, FINANCE, TREASURER AND CHIEF FINANCIAL OFFICER
                                 SPX CORPORATION
                            700 TERRACE POINT DRIVE
                            MUSKEGON, MICHIGAN 49443
                                 (616) 724-5000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                  ------------
                                    COPY TO:
                                GEORGE C. MCKANN
                           GARDNER, CARTON & DOUGLAS
                             321 NORTH CLARK STREET
                            CHICAGO, ILLINOIS 60610
                                 (312) 245-8417
                                  ------------
                                 APRIL 11, 1997
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVE TO SECURITY HOLDERS)



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                           CALCULATION OF FILING FEE
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          TRANSACTION VALUATION*                  AMOUNT OF FILING FEE

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                $151,200,000                            $30,240

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*       Calculated solely for purposes of determining the filing fee, based upon the purchase of 2,700,000 shares at the maximum tender offer price per share of $56

       [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A                     Filing Party: N/A
Form or Registration No.: N/A                     Date Filed: N/A

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     This Amendment No. 1 relates to the Schedule 13E-4 filed by SPX
Corporation, a Delaware corporation (the "Company"), on April 11, 1997 (the "Schedule 13E-4"). All terms used herein unless otherwise defined shall have the same meaning as in the Schedule 13E-4. The Schedule 13E-4 is hereby amended as follows:

ITEM 8. ADDITIONAL INFORMATION.

     Paragraph (e) of Item 8 of the Schedule 13E-4 is amended to add the following:

     On May 9, 1997, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on Thursday, May 8, 1997. Pursuant to the Offer, the Company accepted for payment 2,146,547.6693 Shares at a price of $56 per Share, which is the Purchase Price for the Offer. The Shares purchased represent approximately 14% of the Shares outstanding as of March 14, 1997. The press release is attached hereto as Exhibit (a)(10).

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 of the Schedule 13E-4 is amended to add the following exhibits:

     (a)(10)    Text of Press Release issued by the Company dated May 9, 1997.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             SPX CORPORATION

                                             By: /s/ Patrick J. O'Leary
                                                 -----------------------
                                                 PATRICK J. O'LEARY
                                                 VICE PRESIDENT, FINANCE,
                                                 TREASURER AND CHIEF
                                                 FINANCIAL OFFICER


Dated:  May 20, 1997
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                                 EXHIBIT INDEX

ITEM            DESCRIPTION

(a)(10)         Text of Press Release issued by the Company dated May 9, 1997
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                         [SPX CORPORATION LETTERHEAD]



                                                        NEWS RELEASE

FOR IMMEDIATE RELEASE

                                        Contact:  John D. Tyson
                                                  Charles A. Bowman
                                                  616-724-5406


      SPX COMPLETES "DUTCH AUCTION" AND REPURCHASES 2.15 MILLION SHARES


        MUSKEGON, MI -- May 9, 1997 -- SPX Corporation (NYSE:SPW) today announced that a preliminary count by the Bank of New York, the Depositary for the company's "Dutch Auction" self-tender offer, indicates that, subject to final verification, 2,149,440 Common shares have been accepted for purchase at a price of $56 per share.

        John Blystone, Chairman, President and CEO of SPX Corporation said, "We view the fact that our tender was under subscribed, as a sign that a majority of our shareholders were unwilling to sell their shares even at the significant premium we offered when the tender commenced."

        The "Dutch Auction" share repurchase is part of a new financial strategy announced April 10, 1997, that gives the company added financial flexibility and a more efficient capital structure. The self-tender offer commenced on April 11, 1997, and expired yesterday. The company had offered to purchase 2.7 million shares at a price of not less than $48 nor greater than $56 per share. At the end of first quarter 1997 and prior to the tender offer, SPX had approximately 14,877,014 Common shares outstanding. Following the purchase of shares tendered in the "Dutch Auction," SPX will have approximately 12,727,574 Common shares outstanding. The SPX Board of Directors has authorized company leadership to acquire 750,000 shares through open market purchases.

        Payment for shares properly tendered and accepted will be made promptly, subject to proper delivery of shares in accordance with the terms of the offer, including 1,176,052 shares delivered by a notice of guaranteed delivery. The company will utilize funds from its new $400 million unsecured line of credit to purchase shares tendered in the "Dutch Auction."

        SPX Corporation is a global provider of Vehicle Service Solutions to franchised dealers and independent service locations, Service Support to Vehicle Manufacturers, and Original Equipment Components to the worldwide motor vehicle industry.